MUSCLEPHARM CORPORATION
4721 IRONTON STREET, BUILDING A
DENVER, CO 80239
TEL: (303) 396-6100

October 6, 2011

Jeffrey Riedler
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:	MusclePharm Corporation
Registration Statement on Form S-1/A
Filed on September 27, 2011
File No. 333-176771

Dear Mr. Riedler:

MusclePharm Corporation (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement so that it may become effective at 3:00 p.m., Eastern Daylight Time, October 7, 2011, or as soon thereafter as practicable.  The Company would also appreciate telephone notice of such effectiveness to Joseph M. Lucosky at (732) 395-4400.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

MUSCLEPHARM CORPORATION

By:	/s/ Brad J. Pyatt
Name: Brad J. Pyatt
Title: Chief Executive Officer